UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 5-41652

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HCA 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HCA Inc.
One Park Plaza
Nashville, Tennessee
37203

Report of Independent Registered Public Accounting Firm

Retirement Committee
HCA Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the HCA 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Nashville, Tennessee
June 4, 2004

HCA 401(k) Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31
	2003	2002
Assets
Investments, at fair value:
Participation in HCA Inc. Master Retirement Trust	$2,949,864,113	$2,410,468,213
Participant loans	96,686,571	82,161,091

Net assets available for benefits	$3,046,550,684	$2,492,629,304

See accompanying notes.

HCA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

	Year ended December 31
	2003	2002
Additions to net assets attributed to:
Participants’ contributions	$267,741,283	$244,336,510
Employer contributions	45,229,053	40,245,947
Participant loan interest	3,970,444	4,338,705

Total additions to net assets	316,940,780	288,921,162
Deductions from net assets attributed to:
Benefits paid to participants	170,213,972	225,545,762
Administrative expenses	5,214,971	5,397,387
Assets transferred out of the Plan	—	5,974,682

Total deductions from net assets	175,428,943	236,917,831
Net investment results from HCA Inc. Master Retirement Trust	412,409,543	(136,898,993)

Net increase (decrease)	553,921,380	(84,895,662)
Net assets available for benefits:
Beginning of year	2,492,629,304	2,577,524,966

End of year	$3,046,550,684	$2,492,629,304

See accompanying notes.

HCA 401(k) Plan

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2003

1. Description of the Plan

The following description of the HCA 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 1983 which provides retirement benefits for all eligible employees of HCA Inc. or its affiliates (the Company or HCA), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants are eligible to participate on the first day of the month coincident with or following two months of continuous employment and upon attaining age twenty-one.

Contributions and Vesting

Participants may defer from 1% to 50% of eligible salary to the Plan. The Company, in its sole discretion, may limit the contributions of highly compensated employees. Such amounts, along with earnings thereon, are fully vested at all times.

The Company contributes to the Plan a matching employer contribution of $0.50 for every dollar of participant deferrals up to the first 3.0% of eligible compensation deferred (Matching Contribution). The Company may at its sole discretion make a Stock Bonus Contribution or a Profit Sharing Contribution to the Plan for any Plan year, which will be shared among active participants for the Plan year. Participants are 100% vested in all Company Matching Contributions after earning three years of vesting service. The Plan provides for a vesting schedule relative to the Stock Bonus Contribution and Profit Sharing Contributions that occurs ratably beginning with three years of vesting service, with 100% vesting occurring after seven years of vesting service. Participants will be fully vested upon retirement, death or disability, without regard to years of vesting service. Effective January 1, 2003, participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions subject to Internal Revenue Code limitations.

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000, but borrowings may not exceed the lesser of $50,000, reduced by all other outstanding loans, or 50% of the participant’s total vested account balance. Loan terms range from one to five years (ten years if loan is used to acquire a principal residence). The loans are secured by the balance in the respective participant’s account and bear interest at rates commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions. Additionally, each participant’s account is credited/charged with Plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Benefit Payments

Prior to July 1, 2001, a participant could elect to receive distributions in one of the following forms: a lump sum distribution in cash; installments to be paid over a period of 5, 10, 15 or 20 years on a monthly, quarterly, or annual basis; a joint and 50% survivor annuity for the participant and his/her spouse; a life annuity; or a life annuity with guaranteed payments. Subsequent to June 30, 2001, only a lump-sum distribution is available. Upon the death of a participant, the vested account balance will be distributed in one single lump sum. Hardship withdrawals are permitted under the Plan.

Administrative Expenses

In accordance with the Plan document, expenses incurred to administer the Plan are paid by the Plan unless paid by the Company, at the Company’s discretion.

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA. Upon termination of the Plan, each participant will be fully vested in the value of his/her account after payment of any accrued expenses and liabilities of the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and supplemental schedule have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investment assets are reported at fair value, net realized and unrealized appreciation (depreciation) in fair value of investments is recognized, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid.

Valuation of Investments

The Plan’s investments, which are participant directed, in the HCA Inc. Master Retirement Trust (Master Trust) are stated at fair value except for certain investment contracts held in the Interest Income Fund. Securities traded on a national securities exchange, including HCA Inc. common stock, are valued at the last reported sales price on the primary exchange on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. When such prices are unavailable, The Northern Trust Company (the Trustee) determines a valuation from the market maker dealing in that particular security. Real estate, joint ventures, and other limited partnerships owned by the Master Trust are valued at the appraised values available as of the last business day of the Plan’s year. The fair value of participation units owned by the Master Trust in the collective trust funds was based on quoted redemption values on the last business day of the Plan’s year. Investments in the insurance general account are reported at contract value. Participant loans are valued at their outstanding balance, which approximates fair value.

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

Investment contracts held in the Master Trust are wrapper contracts with insurance companies that generally change the investment characteristic of underlying securities (such as U.S. Government Securities) to those of guaranteed investment contracts. The investment contracts are fully benefit-responsive and are recorded at their contract values. The values represent participant contributions, reinvested income, and accruals, less any participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The contract value of the investment contracts at December 31, 2003 and 2002 was $222,744,868 and $210,655,596, respectively. The fair value of the investment contracts at December 31, 2003 and 2002 was $245,436,378 and $227,859,795, respectively. The interest rate for these investment contracts is reset quarterly by the issuer and ranged from 5.687% to 5.822% during 2003 and from 5.405% to 5.889% during 2002. The interest rates were 5.702% at December 31, 2003 and 5.707% at December 31, 2002.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

The Master Trust, through activities of certain of its investment managers, uses derivative financial instruments in connection with its normal trading activities in an effort to improve investment returns, manage exposure to fluctuations in interest rates or otherwise manage risk. A derivative financial instrument is a security or contractual agreement that derives its value from some other security, commodity, currency, or index. The Master Trust is invested in various types of derivative financial instruments including forward contracts, futures contracts, swaps, options, investment contracts, and collateralized mortgage obligations.

The Master Trust’s equity and fixed income investment managers are permitted to hedge the currency risks of their foreign security investments. In addition, certain equity and fixed income investment managers are permitted to use derivative instruments as part of their respective strategies. These strategies use derivative instruments to replicate the risk/return profile of assets, asset classes, equity or fixed income market indices and to assist in the management of the risk exposure of the investment portfolio. The investment managers are prohibited from using derivatives for speculative purposes and any hedged positions are not permitted to exceed the level of exposure in the related Master Trust assets. Change in fair value of the derivative financial instruments is recorded separate from the related investment (see Note 3—Investments). As such, a change in fair value of the derivative financial instruments, including associated investment income (loss), may offset or reflect an inverse relationship with a change in fair value, including associated investment income (loss), in the related investment. The Master Trust’s investment managers are required to combine such change in the fair value, including associated investment income (loss), of the derivative financial instruments with those of the related investments to determine the effectiveness of their strategies.

The Master Trust is exposed to risks from unfavorable changes in interest rates or market values of the securities underlying the derivative financial instruments. The Master Trust is also exposed to credit risk in the event of nonperformance by the counterparties to the derivative instruments. However, the Master Trust seeks to minimize its exposure to credit loss by requiring settlement with the counterparties as frequently as daily and/or requiring settlement based upon pre-established dollar amount limits with those counterparties. The Master Trust does not anticipate nonperformance by the counterparties and generally does not require counterparty collateral.

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Investments

All of the Plan’s investments (except participant loans) are in the Master Trust, which invests in a variety of investments and was established for the investment of assets of the Plan and several other Company-sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust investment accounts selected by the plan. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 54.65% and 52.97%, respectively. Investment income and expenses are allocated to the Plan based upon each plan’s share of elected investments and the income and expenses earned/charged on those investments.

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (continued)

Financial information relating to the Master Trust is summarized below.

The following table presents the net assets of the Master Trust at December 31:

	2003	2002
Investments, at fair value:
Money market accounts	$182,917,851	$110,491,563
U.S. government securities	499,420,434	390,885,451
Corporate bonds — preferred	478,367,180	385,476,084
Corporate bonds — other	142,814,919	127,160,755
Corporate stock — preferred	19,503,251	21,118,038
Corporate stock — common	1,964,025,255	1,357,016,481
HCA common stock	917,645,147	1,166,556,368
Interest in partnerships/joint ventures	31,902,491	45,745,375
Interest in common/collective trusts	953,095,531	462,854,598
Interest in registered investment companies	311,696,077	470,362,401
Interest in insurance general account	7,042,562	6,750,894
Real estate	—	34,013,409
Synthetic guaranteed investment contract wrapper	(22,691,510)	(17,204,199)
Other investments	17,697,507	62,304,022

Total investments	5,503,436,695	4,623,531,240
Receivables — other	58	5,388,463
Interest income receivable	18,187,010	25,230,050

Total assets	5,521,623,763	4,654,149,753
Other liabilities	(20,996,441)	(15,215,890)
Pending trades	(102,758,702)	(88,449,258)

Total net assets of the Master Trust	$5,397,868,620	$4,550,484,605

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (continued)

Investment income (loss) for the Master Trust for the years ended December 31, 2003 and 2002:

	2003	2002
Net appreciation (depreciation) in the fair value of investments:
U.S. government securities	$(5,790,497)	$19,021,154
Corporate bonds – preferred	(1,434,094)	11,251,419
Corporate bonds – other	5,813,992	(3,283,663)
Corporate stock – preferred	(2,224,017)	(2,164,097)
Corporate stock – common	499,052,901	(401,188,670)
HCA common stock	19,232,197	102,310,010
Interest in partnerships/joint ventures	(3,797,136)	(1,541,746)
Interest in common/collective trusts	148,829,280	(12,115,110)
Interest in registered investment companies	51,404,095	(82,299,044)
Real estate	—	(802,039)
Other financial instruments	12,809,831	16,971,156

Total net appreciation (depreciation) in fair value of investments	723,896,552	(353,840,630)
Interest and dividends	83,861,495	83,457,590
Rents	—	418,087

Total investment income (loss)	$807,758,047	$(269,964,953)

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received its most recent determination letter from the Internal Revenue Service dated May 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Transactions with Parties-In-Interest

Transactions with parties-in-interest include purchases and sales of assets through the Trustee, contributions from the Company, dividends received on HCA Inc. common stock and fees paid during the year for accounting and other services.

7. Securities Lending

The Master Trust lends its securities under securities borrowing agreements on terms which permit it to lend its securities to other entities for a premium. At December 31, 2003 and 2002, the Master Trust had securities on loan of $339,535,135 and $333,355,323, respectively, and the total value of cash collateral provided to the Master Trust was $334,348,948 and $335,553,699, respectively. The fair value of the securities loaned is measured against the cash collateral on a periodic basis. The amount of net investment gain for the years ended December 31, 2003 and 2002 from securities lending was $547,677 and $621,436, respectively.

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

8. Difference Between Financial Statements and Form 5500

The net assets available for benefits in the financial statements differ from the net assets available for benefits in the Form 5500 due to the merger of the the EPIC Healthcare Group, Inc. Profit Sharing Plan and Healthtrust, Inc. 401(k) Retirement Program with the Plan, effective at midnight on December 31, 2003. The accompanying financial statements reflect the net assets available for benefits just prior to the merger, whereas the Form 5500 reflects the net assets available for benefits just subsequent to the merger.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2003	2002
Net assets available for benefits per the financial statements	$3,046,550,684	$2,492,629,304
Add: Transfer of assets from EPIC Healthcare Group, Inc. Profit Sharing Plan	53,395,468	—
Add: Transfer of assets from Healthtrust, Inc. 401(k) Retirement Program	421,259,733	—
Less: Deemed distributions of participant loans	(2,587,692)	(2,640,091)

Net assets available for benefits per the Form 5500	$3,518,618,193	$2,489,989,213

The following is a reconciliation of deemed distributions and transfers per the financial statements to the Form 5500:

Year ended
December 31, 2003
Deemed distributions per the financial statements	$—
Add: Deemed distributions at December 31, 2003	2,587,692
Less: Deemed distributions at December 31, 2002	(2,640,091)

Deemed distributions per the From 5500	$(52,399)

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

8. Difference Between Financial Statements and Form 5500 (continued)

Year ended
December 31, 2003
Transfers per the financial statements	$—
Add: Transfer of assets from EPIC Healthcare Group, Inc. Profit Sharing Plan at December 31, 2003	53,395,468
Add: Transfer of assets from Healthtrust, Inc. 401(k) Retirement Program at December 31, 2003	421,259,733

Transfers per the Form 5500	$474,655,201

HCA 401(k) Plan
EIN: 75-2497104 Plan Number: 004
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
(Modified Cash Basis)

December 31, 2003

(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,
	Lessor or	Par	(d) Current
(a)	Similar Party	or Maturity Value	Value

*	Participant loans (Including loans transferred into the Plan on December 31)	Interest ranging from 4.25% to 9.50%	$106,843,520

$106,843,520

*	Indicates party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 24, 2004

HCA 401(K) PLAN By: Retirement Committee, Plan Administrator
/s/ A. Bruce Moore, Jr.
Name:	A. Bruce Moore, Jr.
Title:	Chairman, Retirement Committee